Via EDGAR

January 9, 2018

Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Liberty Oilfield Services Inc.

Registration Statement on Form S-1

File No. 333-216050

Ladies and Gentlemen:

As the representatives of the several underwriters of the Liberty Oilfield Services Inc. (the “Company”) proposed initial public offering of shares of Class A common stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m., Washington, D.C. time, on January 11, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated January 2, 2018, through the date hereof:

Preliminary Prospectus January 2, 2018:

3,747 copies to prospective underwriters, institutional investors, dealers and others.

[The remainder of this page intentionally left blank.]

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
WELLS FARGO SECURITIES, LLC
As Representatives of the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Neil Guha

Name:	Neil Guha

Title:	Vice President

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Charles Park

Name:	Charles Park

Title:	Managing Director

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman

Name:	David Herman

Title:	Director